
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 3, 2009

<u>VIA U.S. MAIL and FACSIMILE: (610) 688-3641</u>

Mr. Robert M. O'Connor
Chief Financial Officer and Principal Accounting Officer
Escalon Medical Corp.
435 Devon Park Drive, Building 100
Wayne, PA 19087

> **RE:** **Escalon Medical Corp.**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2008**
> **File No. 000-20127**

Dear Mr. O'Connor:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Note 7. Biocode Hycel Acquisition, page 12

1.   We reference the discussion of the Asset Purchase Agreement in the Form 8-K
        filed January 7, 2009 and that you purchased the assets of the hematology
        business of Biocode Hycel. In addition, Note 7 on page 12 of your Form 10-Q for
        the Quarterly period ended December 31, 2008 discloses that you have acquired
        certain assets of Biocode Hycel for $5.9 million. We also reference your
        discussion in Note 7 that you accounted for the purchase under SFAS 141. Please
        tell us whether you are accounting for this transaction as the acquisition of a
        business or assets. If you are accounting for this transaction as the acquisition of a
        business in accordance with SFAS 141 tell us how you complied with the
        requirements of Rules 8-04 and 8-05 of Regulation S-X. Please also provide us
        your analysis of how you concluded whether this represents the acquisition of a
        business or assets under EITF 98-3.

                                        *****

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. You may wish to provide marked copies of
your amendment to expedite our review. Please furnish a cover letter with your response
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you
have questions. In this regard, please do not hesitate to contact Martin James, Senior
Assistant Chief Accountant at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief